EarthGrid PBC

Tunnel-boring technology designed to create an underground network of tunnels. Aiming to eliminate fossil fuels and offer high-speed internet, clean water, wastewater, and transportation & delivery services.


earthgrid

Invest

$100.74 minimum investment

DEADLINE: May 1, 2023

in 20 days

SHARE PRICE

$4.38

TOTAL RAISED

$570,885

VALUATION

$60,006,000

4(a)(6) offering provided by Netcapital Funding Portal Inc.

INTRODUCTION


GROUNDBREAKING *TUNNEL-BORING TECH*
OWN, OPERATE, AND MAINTAIN UTILITY TUNNELS TO ACCELERATE THE CLEAN POWER REVOLUTION

Imagine a network of underground utility tunnels, big enough to walk in and perform maintenance that normally requires specialized equipment and tremendous expense, connecting every city (including underserved communities) on every continent, moving 100% clean energy, water, high-speed data & e-commerce goods via pneumatic tubes. What if these tunnels are created exponentially faster at a fraction of the cost of conventional techniques, with a plasma-powered robot using primarily renewable power & air? Does that sound like a future you want to help build?



EarthGrid's vision is to build a subterranean network of tunnels to rapidly eliminate fossil fuels, targeting ***100% renewable energy***, and offer high-speed Internet, clean water, wastewater, and transportation & delivery services.

HIGHLIGHTS

- 3/20 patents + trade secrets
- Patent 11,136,886 -B1 (Oct 2021)
- Low-cost tunneling
- 4+ years testing prototypes
- 1st customer project completed
- Signed LOIs with Pipedream Labs & SY3 CDC
  Technical Services Agreement with Black & Veatch
- $4M of BOOM contractual obligations (not including variable payments)
  - EarthGrid BOOM = Build Own Operate Maintain



Unicorn Founder
Troy Helming

4 previous exits in his career, all of them in clean energy infrastructure.

THE PROBLEM

THE *PROBLEM*

OVERHEAD UTILITY LINES ARE HAZARDOUS & UNSIGHTLY
Within our communities, overhead utility lines pose serious threats.
These monstrosities are:



HAZARDOUS

Energized utility lines can expose workers to an electric arc that could result in burns, shock, or electrocution. Weather-related events can lead to sparks, smoke, and fires.

UNRELIABLE

Unpredictable, extreme weather leaves Americans with frequent power outages. Response times to such events, as well as the need for helicopters, and fires, vary greatly, leaving residents lingering in darkness and in danger.





POSE HEALTH RISKS

Electric & magnetic fields (EMFs), also known as radiation, can damage your DNA and cells.

This year alone we've had rolling blackouts in both CA & TX, power lines are causing fires and many Americans lack access to decent broadband.

The current grid is outdated and overloaded...

Imagine a network of underground tunnels across America containing ultra-high-speed broadband (1,000 Mbps+), 100% clean power, pure water, and tubes moving e-commerce parcels directly to homes & businesses. The tunnels could remove waste (sewer, recycling, compost) & larger tunnels could move people and large freight.



SLOPPY

Traditional tunnel infrastructure is prone to environmental destruction and requires a lot of costly maintenance & repairs.



COSTLY

Current tunnel-boring technology is very expensive.



SLOPPY

Traditional tunnel infrastructure is prone to environmental destruction and requires a lot of costly maintenance & repairs.



BAD DEAL FOR PROJECTS

Traditional Tunnel Boring projects are both incredibly time consuming & costly



HURDLES (ROW)

Obtaining Right-of-Way



INCREASING DEMAND

Increasing demand for electricity, high speed internet, water, and telecommunications lines.

In 2021, America's infrastructure received an overall grade of C- from the American Society of Civil Engineers."

THE SOLUTION

WELCOME TO *INFRASTRUCTURE 2.0*

The vision to create a network of underground tunnels across America was always too audacious & expensive to contemplate.

Meet EarthGrid, tunnel-boring technology designed to create an underground network of utility tunnels, bored by a plasma tunnel boring robot. Imagine 10 lightsabers vaporizing rock & soil, and a Mandalorian jetpack blowing it all out the back.

OUR GOAL

- Rapidly eliminate fossil fuels
- Reach 100% renewable energy
- Offer quantum ultra-high-speed Internet, sustainable clean water, wastewater, transportation & delivery services



BUSINESS MODEL

B.A.D.A.S.S. MODEL

Boring and Drilling as a Simple Service for customers who want to own their tunnels

B.O.O.M. MODEL

Build Own Operate & Maintain for customers who prefer to simply sign a long-term lease or tolling agreement covering the commodities flowing thru our tunnels (EarthGrid PBC covers 100% of all costs of development, construction, operation, etc.)

Our Advantage

We believe we are lower cost and faster.

- Superior, low-cost tunneling
- Proprietary, patented IP
- One of the first-to-market + ideal timing
- Team expertise & early traction

MARKET


AIMING TO DISRUPT A
TRILLION-DOLLAR MARKET

A transition to renewable energy in the US will require significant electrical grid infrastructure additions on local, state, and national levels. This is driven by increasing electricity demand and changing supply location. The current grid and fiber data network cannot handle the increased demand. In addition to electricity supply; high speed internet, water/wastewater, and highway/railroad tunnel infrastructure will need to be added or replaced. Current technology to accomplish this is slow and costly in the best case. In the worst case, delays make cost and timeline unpredictable.


earthgrid
$2T
Tunneling
$407B
Electric
Power
$245B
Other Utilities
ie. Water
Endorsed by
Power Delivery
Intelligence
Initiative
pdi²
Figures above are USA only.
7
GLOBAL TRENDS
Global tunnels market = 3x Growth
Brownfield Remediation (15m acres in USA)
$700B new electric lines needed
by 2060
5G, data centers, EVs =
3x Grid Demand
Infrastructure Funding Gap =
$2.59 Trillion (ASCE 2021 report card)

SUCCESSES TO DATE

- Unicorn Founder — EarthGrid Founder & CEO has had 4 previous exits in clean energy infrastructure.
- Permits, Property, Rights of Way — 14 granted applications for preferred ROW along state & county roadways.
- Intellectual property — EarthGrid has a comprehensive trade secrets & patent strategy, with counsel NDWE LLP guiding us.
- Organizing BOOM projects in California
- Test project built (owned by EarthGrid): co-location of (4) utilities (power, fiber, water, sewer) completed December 2020 in 200m (~600') trench in an industrial park in Richmond, CA.
- LOI with Pipedream Labs, an e-commerce leader, for a pneumatic parcel & goods delivery tube (~20 km, Austin, TX).

FREQUENTLY ASKED QUESTIONS

What is the biggest risk to the business model of owning your own tunnels for utilities or transportation?

Obtaining Rights Of Way ("ROW") for our tunnels. We believe construction, project development (including regulatory & permitting), capital, political, competitor, and technology risk are all manageable.

How do you intend to mitigate your biggest risk?

In 2018 our founder Troy Helming, along with Advisory Board member Rachelle Chong, discovered a clever solution to solving the ROW risk. By registering EarthGrid as a utility in any given state, and obtaining what is called a Certificate of Public Convenience & Necessity ("**CPCN**"), the company gains preferred ROW along state & county roads for underground conduits, utility lines, etc. State departments of transportation (DOT, Caltrans, etc.) must grant ROW access to companies with a CPCN for utility lines, as long as such applications for ROW do not unreasonably interfere with the operation of the affected or adjacent transportation corridor.

Who are your competitors?

- Petra. Our founder Troy Helming co-founded Petra (aka ArcByt Inc.) in 2018 with Kim Abrams Lembo and still owns a significant amount of stock and some of the patents. Their business, and the patents sold by EarthGrid to ArcByt/Petra in 2018, is focused on short, small diameter micro tunnels using fewer torches that articulate (a slower process). We don't see their model as really solving the big problems but we do appreciate their validation of the tech. What they accomplish is more like a small diameter direct burial method, but in rock.

- The Boring Company (conventional TBM but upgraded to all-electric with some robotics).

- Foro Technologies (laser drilling). Foro struggled with putting sensitive laser equipment underground too far away from the surface.

Who do you believe will be your main competitors in 3-5 years?

For hardware related to boring of tunnels: Petra (my former company), The Boring Company, Herrenknecht, Mitsubishi Heavy Industries, Robbins (we don't expect much innovation from any companies other than TBC).

For developing tunnel projects, we don't expect much competition other than ArcByt, and their team is limited in their ability to do difficult infrastructure development projects. They can (and most certainly will) add people to their team for this. Direct Connect (developers of the SOO Green project) could be, but I am working on a JV with their CEO Trey Ward to collaborate and share resources (we would provide tunneling on their projects, they would provide HVDC services on our projects).

What is important to win in this market and how do you compare to the competition now and in the future?

Getting our robots & tunnels in the marketplace quickly gives us 1st mover advantage and we believe it would be hard for others to catch us... due to the speed of our boring and tunnel project development efforts.

The 5+ years Mr. Helming and his team have been accumulating trade secrets will be difficult for newcomers to catch up and master. We'd complete tunnels from potential customers so fast that we could move on to the next tunnel quickly and so on, leaving limited commercial opportunities for our customers if we're already contracted into the "queue" of various key pathways.

Capturing & consuming the economic value of a key pathway (e.g. from point A to point B where there may be an acute need for more transmission capacity to relieve congestion in the grid, or a similar gap in fiber bandwidth) creates a natural competitive moat. Once we have bored a tunnel (quickly and if possible, quietly) from A to B, there would be limited to no economic benefit for a competitor to bore a tunnel along that same route.

Then, connecting our tunnel segments naturally leads to network effects, similar to how the US interstate highway system created new wealth by stimulating real estate development along those pathways, our vision for this network is to capture increased inputs & outputs of commodities that otherwise would not have been created (e.g. community solar farms inputting power to our network, and new charging stations & data centers enjoying outputs of power & bandwidth from our network).

If we raise enough to build larger, more powerful machines quickly enough to get tunnels built, we believe we have the opportunity to build a significant market share advantage and create a large backlog of customer orders. This may also help us optimize the utilization rate of our machines by coordinating digs within reasonably close proximity to one another (logistical optimization).

What is the environmental impact of your tunnels?

Huge positive impact; minimal negative impact. Unlike HDD (Horizontal Directional Drilling), we don't use drilling mud (additives, chemicals, etc.) to assist our process. Our only (2) inputs are: electricity & air. Our process is non-toxic & benign.

We prefer to bore deeper, in hard rock, for many reasons, including:

1) No "critters" live in hard rock, so we only disturb the soil at entrance & exit points of our tunnels, which can be sited on land that is already disturbed soil (and/or zoned commercial/industrial).

2) The tunnel walls will be stronger, unlike most tunnels which prefer to bore through soft soil, cobble, clay, or soft weathered rock to save money.

3) Going deeper avoids the "spaghetti" of existing infrastructure that exists close to the surface.

4) Does it hurt the Earth? Lava tubes and underground water cavities abound throughout the Earth. We simply boring tunnels which are tiny (<0.000001% of the mantle width) relative to the outer shell of the Earth.

5) No fossil fuels are burned in our process, so there are zero emissions. Our robot is 100% electric.

Do you have any concerns with earthquakes?

If you are on the ocean with a massive tidal wave heading your way, would you rather be on a cruise ship or a submarine? Subway and other tunnel systems in Japan, Mexico, and other cities (including San Francisco and Los Angeles) have suffered minimal damage despite powerful earthquakes. The majority of the destructive energy propagates up to the surface and affects structures that are not connected to bedrock.

TEAM



TROY HELMING

CEO & Founder

Troy Helming is a visionary entrepreneur, innovator and clean energy pioneer. As a creator, he has founded companies that have generated more than $10 billion of economic impact to date and invented two technologies that have led to over forty clean energy patent claims.

Troy was the founder and CEO of two impactful clean energy companies: TradeWind Energy, which he founded in 1998 and sold in 2004 (>$10 billion of wind projects were built by the company he founded since then, and was the #1 Wind Developer in the USA in 2017) and then Pristine Sun: >350 solar projects built so far totaling $1 billion in market value (including projects sold to other companies such as Renesola (NYSE: SOL) & Enerparc) and many high profile projects including the largest floating solar project award in North America and the largest community solar projects in both Vermont and Wisconsin. He is the author of the 2005 book The Clean Power Revolution, co-inventor of FloatoRack (an innovative floating solar system with multiple patents pending), and inventor of the Red Gopher (a world-changing robotic tunneling technology).



SCOTT LANE

COO & Co-Founder

25+ years Senior Advisor and executive in the renewable energy and telecommunications/fiber industries.

With over 25 years and more than 7,000 MW's of experience in the Renewable Energy, Construction, and Communications Industry, Scott brings operational, planning, and implementation skill sets that have been acquired and tested throughout the Caribbean, and North, Central and South America. Executive roles at: Centauri Energy, Parsons Engineering, EDF Renewable Energy, enXco, Alcoa Wireless, American Tower.

With a track record of creative and synergistic problem solving and planning, many of today's systems and operational processes can be traced to a solution that Scott was instrumental in developing and implementing by adapting new tech and new processes to meet the emerging grid management issues with large scale generation interconnections. Scott's background contains Wind, Solar, BioMass, Biogas and energy storage as well as satellite earth stations, microwave, fiber and cellular projects. While always looking for applications for new technologies, the solutions have to meet conservative financial constraints as well as operational values while serving society and our environment. These values are carried into his pastimes and personal passions of sailing

and bringing hardened renewable energy and communications to underserved and remote regions of our planet.



RACHELLE CHONG

Key Advisor

Government/Regulatory Affairs Expert and Advocate in California. Former FCC and California PUC Commissioner.

Fields of Expertise: Sharing Economy, Transportation, Telecommunications, Broadband, Telehealth, Wireless, Public Safety Communications, Cable, Digital Literacy, Energy, Smart Grid, Renewable Energy, Electric Vehicle Policy, Autonomous Vehicles, Public Utilities.

Ms. Chong has forged deep ties throughout her legislative and regulatory career, and has developed an expansive local, state, and Federal agency network. This network offers her the unique ability to assist companies in understanding governmental processes, reduce red tape, advocate policy in California and in Washington, D.C., and expedite projects.

CAREER HIGHLIGHTS: Interim General Counsel of Sidecar and regulatory consultant to Lyft. Comcast's VP Government Affairs. Governor Arnold Schwarzenegger appointee to the California's Public Utilities Commission, I become the state agency's point person for telecom, broadband, digital literacy, and Internet policies involving work with the Federal Communications Commission, Dept. of Commerce's NTIA, Department of Energy, and Dept. of Agriculture's Rural Utilities Service. Created a $100M CA Advanced Services Fund to deliver broadband infrastructure to areas without broadband or dial up Internet service. Led nation-leading energy dockets on Smart Grid, Electric Vehicles, Dynamic Pricing & Demand Response.



CURT HEBERT, J.D.

Key Advisor

Throughout Hebert's career, he has worked on gas pipeline projects, gas storage projects, electric transmission and generation and finally was spending much of his time on nuclear efforts with Entergy. His diverse range of talents, education and application of fundamentals in the energy space gave rise to his founding of Lexicon Strategy Group. Hebert joined Entergy Corporation as Executive Vice President, External Affairs in 2001 after a lengthy career as a government energy regulator at both the federal and state levels and left in 2010. He supervised the company's system regulatory efforts and strategies, system and federal government relations, environmental policy, external and internal communications, and corporate contribution functions. A member of the Office of Chief Executive reporting to Entergy's Chair and CEO.

Hebert served four years in Washington as a presidential appointee to the FERC. He was nominated to a Republican seat on FERC by President Clinton in 1997 and named chair by President Bush in January of 2001. At 38 years of age, he became the youngest chairman in FERC's history. During Hebert's tenure at FERC he led efforts to restructure the electric utility and natural gas pipeline industries to promote competition. He stepped down from the commission on August 31, 2001 to accept his position with Entergy. Hebert was also chairman of the Mississippi Public Service Commission and a leader of the Mississippi

Legislature. His public service began with his 1987 election to the House of Representatives, where he served until 1992. During that time he chaired both the House Oil and Gas Committee and the House Ways and Means Severance Subcommittee. In 1992 Hebert was appointed by Governor Fordice to the Mississippi Public Service Commission. At age 29 he was the youngest public service commissioner in the nation and the youngest in Mississippi's history. He was elected to a second term on the commission in 1995 and served as the commission's chairman.



GEORGE O'CONNOR, J.D.

Key Advisor

Mr. O'Connor served the United States Senate, Energy and Natural Resources Counsel from 1998 to 2005. He primarily drafted and analyzed legislative language, prepared legal and policy memos on many energy and natural resource issues, and drafted Floor Statements and speeches for senior Senators on the Energy and Natural Resources Committee.

From 1982 to 1997, Mr. O'Connor worked in the Office of the General Counsel Trial Attorney - 1982 to 1984; Legal Assistant to Commissioner Charles A. Trabandt - 1985 to 1993; and the Office of the General Counsel Attorney Advisor - 1994 to 1997.

Mr. O'Connor was the Vice President, Federal Government Affairs, for Entergy Corporation from 2008 to late 2010 and has been a senior attorney with leading Washington DC area law firms (Ryan, MacKinnon, Vasapoli & Berzok, LLP and Brunini Grantham Grower & Hewes PLLC). Since 2010, he has been providing legal and policy advice as well as lobbying services to clients in the energy, environment, financial, and cyber-security industries before Congress and federal agencies.



DR. DANIEL KAMMEN

Key Advisor

Dr. Daniel M. Kammen is a Professor of Energy at the University of California, Berkeley, with parallel appointments in the Energy and Resources Group, the Goldman School of Public Policy, and the department of Nuclear Engineering. He was appointed by then Secretary of State Hilary Clinton in April 2010 as the first energy fellow of the new Environment and Climate Partnership for the Americas (ECPA) initiative. In 2016 he was asked to serve as the Science Envoy for the U.S. Secretary of State John Kerry, in which he resigned August of 2017 over the policies and actions of Donald Trump.

Kammen is the founding director of the Renewable and Appropriate Energy Laboratory (RAEL; http://rael.berkeley.edu) and was Director of the Transportation Sustainability Research Center from 2007 - 2015. He has founded or is on the board of over 10 companies, and has served the State of California and US federal government in expert and advisory capacities.

Dr. Kammen was educated in physics at Cornell (BA 1984) and Harvard (MA 1986; PhD 1988), and held postdoctoral positions at the California Institute of Technology and Harvard. Before moving to the University of California - Berkeley he was an Assistant Professor and Chair of the Science, Technology and Environmental Policy Program at the Woodrow Wilson School at Princeton University. Dr. Kammen has served as a contributing or coordinating lead author on various reports of the Intergovernmental Panel on Climate Change since 1999. The IPCC shared the 2007 Nobel Peace Prize.

USE OF PROCEEDS

If the offering's maximum amount of $4,999,998 is raised:

Use	Value	% of Proceeds
Compensation for managers	$250,000	5.0%
Tunnel Boring Machine	$4,000,000	80.0%
Plant Equipment	$504,998	10.1%
Intermediary fees	$245,000	4.9%

TERMS

This is an offering of Common Stock, under registration exemption 4(a)(6), in EarthGrid PBC. This offering must raise at least $10,000 by May 1, 2023 at 10:55pm ET. If this offering doesn't reach its *target*, then your money will be refunded. EarthGrid PBC may issue additional securities to raise up to $4,999,998, the offering's *maximum*.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

14,841,552 shares
× $4.38 per share

$65,005,998 implied valuation

FINANCIALS

These financial statements have been audited by an independent Certified Public Accountant.

CPA audit report

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

We're also required to share links to each of the SEC filings related to this offering with investors.

- Form C on November 14, 2022
- Form C/A on November 16, 2022
- Form C/A on January 13, 2023
- Form C/A on February 27, 2023

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MORE INFO

- Website
- LinkedIn
- Twitter

UPDATES

Apr 11, 2023	Introducing EarthGrid™, one of the world's...
Feb 27, 2023	Filed Form C/A
Jan 13, 2023	Filed Form C/A
Nov 16, 2022	Filed Form C/A
Nov 14, 2022	Primary offering of 1,141,552 shares at $4.38
Nov 14, 2022	Filed Form C

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